Exhibit 21

List Of Subsidiaries

●	Morris Transportation, Inc., an Arkansas corporation

●	Smith Systems Transportation, Inc., a Nebraska corporation

●	Triple C Transport, Inc., a Nebraska corporation, beginning as of May 5, 2010, when we purchase all of its common stock. We have filed an action to rescind this acquisition

●	Cross Creek Trucking, Inc., an Oregon corporation